                                                               EXHIBIT 4(a)(iii)




Filed with Post-Effective Amendment No. 17 to this Registration Statement on Form N-4 on March 1, 1995.

                                    METLIFE

                      METROPOLITAN LIFE INSURANCE COMPANY
               (A Mutual Company Incorporated In New York State)
              One Madison Avenue - New York, New York 10010-3690

                         MULTIFUNDED ANNUITY CONTRACT

This contract is a deferred annuity which qualifies under Section 401 of the Internal Revenue Code. It is a legal contract between you and MetLife that contains your benefits and rights and your beneficiary's rights in an easy to read Question and Answer format. Please read this contract carefully.

CONTRACT DATE               AUGUST 1, 1994

OWNER'S NAME                 TRUSTEE

ANNUITANT'S NAME             JOHN A. SMITH

CONTRACT NUMBER              070 384 349AB

EGN NUMBER                   00000001

SEPARATE ACCOUNT             E

ALL VALUES PROVIDED BY THIS CONTRACT WHICH ARE BASED ON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO AMOUNT. AVAILABLE SEPARATE ACCOUNT INVESTMENT DIVISIONS AS OF THE CONTRACT DATE
ARE: GROWTH, INCOME, DIVERSIFIED, AGGRESSIVE GROWTH, INTERNATIONAL STOCK AND STOCK INDEX.

                            10-DAY RIGHT TO EXAMINE

You may return your contract to us at our designated office or to the person through whom you purchased it within 10 days of the date you receive it. If you return it within the 10 day period, the contract will be canceled from the contract date. We will return any deposits received on your behalf.


                      cash withdrawal benefit available.
                               Non-Participating
   Death benefit payable if the Annuitant dies before income payments start.



/s/Joseph A. Reali                      /s/T. Athanassiades

Joseph A. Reali                         Ted Athanassiades
Vice-President and Secretary            President and Chief Operating Officer

                                  Cover Page

PSC 94-05

1.   WHAT DO THE BASIC TERMS USED IN THIS CONTRACT MEAN?

     "Account Balance" is the entire amount we hold under this contract for you.

     "Annuitant" is the measuring life of the annuity contract, the person during whose lifetime an income will be payable when choosing an income plan based on his or her life.

     "Code" is the Internal Revenue Code of 1986, as amended from time to time.

     "Contract Year" for the first year is measured from the contract date and continues to the last day of the month in which the contract anniversary occurs. Each new contract year begins on the first day of the next month. For example, if the contract date is May 15, 1995, the first contract year ends May 31, 1996 and the second contract year begins June 1, 1996. The contract anniversary will be May 15th.

     "Deposit" refers to money received by us in this annuity contract. A deposit in the Fixed Interest Account includes, for interest crediting purposes, any transfers from the Separate Account.

     "Deposit Year" for any deposit, for the first year, is measured from the date we receive it in our designated office and continues until the last day of the month in which the-anniversary of such receipt occurs. Each new deposit year begins on the first day of the next month (this works much like contract years, except that deposit years are determined separately for each deposit).

     "Designated Office" is the administrative unit servicing your contract. It is currently the Pension and Savings Center, Metropolitan Life Insurance Company, 1125 17th St., Suite 800, Denver, CO 80202. If we choose another area to service your contract, we will inform you of the address.

     "Funding Options" refer to the Metropolitan Series Fund, Inc., which is a series type of mutual fund used only for insurance and annuity contracts such as this one. The Metropolitan Series Fund is divided into portfolios each of which has its own investment objectives.

     "Investment Divisions" are part of the Separate Account. Each division invests in a corresponding portfolio of the Funding Options, rather than investing directly in stocks, bonds or other investments. Thus, the investment experience of each division will generally be the same as that of the corresponding portfolio, reduced by charges under this contract for services and benefits we provide. The cover page shows the available divisions. We will tell you about any changes.

     "Qualified Plan" is a plan which meets the requirements of Section 401 of the Code, was established by the employer for the exclusive benefit of employees or their beneficiaries, and makes it impossible, before the satisfaction of all liabilities with respect to such employees and their beneficiaries, for any part of the plan

PSC 94-05                              1
     assets, including income, to be diverted to purposes other than for their exclusive benefit.

     "We", "Us", "Our" and "MetLife" refers to Metropolitan Life Insurance Company.

     "You", "Your", "Me", "My" or "I" refer to the plan's trustee or where there is no trustee, the plan administrator. You may exercise all rights under this contract. Your rights are nonforfeitable, i.e., your rights cannot be taken away.

2. HOW ARE DEPOSITS ALLOCATED AND HOW MUCH MONEY CAN BE DEPOSITED UNDER MY CONTRACT?

     Annuity deposits may be made at any time while the annuitant has earned compensation and participates in the Plan. However, no deposits may be made after the date income payments begin. All deposits should be sent to our designated office.

     You (or the annuitant, if you notify us in writing that the annuitant may make allocations under this contract) must tell us how to allocate deposits among the Fixed Interest Account and the investment divisions of the Separate Account. You (or the annuitant, if you notify us in writing that the annuitant may change the allocation) may change such allocations at any time. The change will be made upon receipt, unless a later date is specified, which may be up to 30 days after we receive the request. Allocations must be in whole number percentages (e.g., 33 1/3% cannot be chosen). If you have given the annuitant the ability to make and or change the allocations, the annuitant will have the exclusive right to do so.

     The lifetime maximum for all deposits is $500,000. We may either return amounts which are above this limit or agree to take them. We may change the maximum by telling you in writing at least 90 days in advance.

3.   CAN MY CONTRACT BE CANCELED IF DEPOSITS ARE NOT MADE?

     If we do not receive deposits under your contract for over 36 consecutive months and your account balance is less than $2,000, we may, if permitted by law, cancel your contract by paying you the full cash withdrawal value in a single sum.

4. MUST I TELL METLIFE IF THE PLAN NO LONGER QUALIFIES UNDER SECTION 401 OF THE CODE?

     Yes. You have told us that the Plan qualifies under Section 401 of the Code. You must tell us if it ceases to be qualified. If this occurs, we may end this contract and pay you the full withdrawal value as if you had asked for a full cash withdrawal.

PSC 94-05                              2

5. MUST I TELL METLIFE IF THERE ARE CHANGES IN THE PLAN'S PROVISIONS, OR IN THE SPONSORSHIP OF THE PLAN?

     Yes. We have issued this contract based on the Plan's provisions, and the sponsorship of the Plan as of the Contract Date. If the Plan's provisions, administration or sponsorship changes after the Contract Date, you must tell us.

     If it is determined that MetLife's financial experience and obligations under this contract would be adversely affected as a result of such changes, MetLife will fulfill its obligations under the terms of this contract based on the Plan's provisions and administrative practices in effect as of the Contract Date and we will accept no further deposits into this contract.

6.   CAN I MAKE WITHDRAWALS?

     Yes, if withdrawals are allowed under the provisions of the Plan. To request a withdrawal you may contact our designated office. Any withdrawal request must be signed by you and must clearly state the name of the account (and investment division, if any) from which the withdrawal is to be made. The minimum withdrawal is $500. Any withdrawal will completely discharge our liability for the amount withdrawn.
     If you make a partial withdrawal from an investment division or the Fixed Interest Account, for purposes of assessing withdrawal charges, we will first withdraw deposits that can be withdrawn with no withdrawal charge, then withdraw other deposits and, finally, we will withdraw earnings, in each case, on a "first-in, first-out" (FIFO) basis. Once we have determined the amount of the withdrawal charge (as explained below), we will actually withdraw it from each account and investment division in the same proportion as the withdrawal that is being made. In determining what the withdrawal charge is, we do not include earnings, although the actual money to pay the withdrawal charge may come from earnings. The withdrawal charge for any deposit is based on the length of time it was in the contract as shown in the following table:

     During Deposit Year   1   2   3   4   5   6   7   8 & Beyond

     Withdrawal charge %   7%  6%  5%  4%  3%  2%  1%    0%

     To determine the withdrawal charge, we treat the contract as if it were a single account, and ignore both your actual allocations and what account or division the withdrawal is actually coming from.

     For partial withdrawals, we pay you what you ask for and apply the withdrawal charge by reducing your account balance by a larger amount, as follows: the amount to which no withdrawal charge applies, plus the amount to which a withdrawal charge applies divided by 100% minus the percentage shown above (so that if the percentage is 7% we divide by 93%). If your account balance in any investment division or the Fixed Interest Account is not sufficient to allow us to make a partial withdrawal and deduct the withdrawal charge, we will treat your

PSC 94-05                              3
     request as a request for a full withdrawal from such investment division or the Fixed Interest Account, as appropriate.

     For full withdrawals, we multiply each amount to which the withdrawal charge applies by the percentage shown above, keep the resulting amount as a withdrawal charge and pay you the rest.

     Withdrawal charges will not apply to any withdrawal:

     (a) to make payments necessary to avoid Federal income tax penalties or to satisfy Federal income tax rules or Department of Labor regulations;

     (b) made to provide income payments for life, or for a period of five years or more if the payments cannot be accelerated;

     (c) resulting from Plan termination, provided the account balance is rolled over into another contract or certificate issued by us;

     (d) to make direct transfers to other investment vehicles pre-approved by us.

     (e)  made under item 15 after the annuitant's death;

     (f) of: (i) deposits to which withdrawal charges no longer apply, and (ii) upon your first withdrawal in any contract year, any extra amounts needed to make this exemption equal 10% of your account balance. For example, if your account balance is $20,000, the maximum amount that may be withdrawn under this provision in any contract year (assuming no prior withdrawals during that contract year) is $2,000 (i.e.,1 0% of $20,000). All additional withdrawals during that contract year would be subject to a withdrawal charge. Even if less than the maximum amount is taken on the first withdrawal (say $1,000 or 5% of your account balance), no further withdrawals will be permitted, free of contract withdrawal charges during the same contract year;

     (g) disability of the annuitant but only if he or she is totally disabled as defined in the Plan or, if not defined in the Plan, as defined under the Federal Social Security laws;

     (h) if the annuitant has retired or terminated employment provided he or she has had an account balance under this contract for at least 7 continuous years. Any such withdrawal must be pursuant to the Plan's written provisions;

     Except for withdrawals pursuant to the exemptions above, any other withdrawal is subject to the withdrawal charges described above.

     We may ask for satisfactory proof that such exemptions are applicable.

     To the extent required by law, we have the right to delay paying any cash withdrawals from the Fixed Interest Account for up to six months. We do not intend to do this, except in an extreme emergency. We would, of course, credit interest during any delay.

PSC 94-05                              4

     Examples of Withdrawals
     -----------------------

     Assume four deposits of $2,000 in different contract years each allocated 50% to the Fixed Interest Account and 50% to the Growth Division of the Separate Account and the following account balance and applicable withdrawal charges:

     Deposit                   1     2   3   4
     Charge                    1%    3%  5%  7%
     Total Account Balance     $10,930

     As your second request for a withdrawal in a contract year, you request to withdraw $3,500. We would take the amount of the requested withdrawal from the older deposits first (deposits 1 and 2). We would pay you $3,500 and reduce the your account balance by $3,566.59. The amount of $3,566.59 is calculated by taking the first $2,000 deposit (the fact that only half of it went to the Growth Division does not matter--we are treating the contract as if it were a single account) divided by .99 (i.e., 100%-1 %) plus $1,500 from the second deposit divided by .97 (i.e., 100%-3%). Your new account balance is $7,363.41, the first deposit has been paid out and the second deposit has been reduced to $433.41.

     If you then request a full withdrawal, the withdrawal charge would be $253 i.e., ($433.41 x .03)+($2,000 x .05)+($2,000 x .07); and we pay you
     $7,110.41 (i.e., $7,363.41 -$253).

7.   WHAT IS THE FIXED INTEREST ACCOUNT AND HOW IS INTEREST CREDITED TO IT?

     The Fixed Interest Account guarantees both your principal and your interest (subject to any charges that may apply) without regard to any investment results. This guarantee does not apply if any funds are transferred from the Fixed Interest Account to the divisions of the Separate Account. The interest rates are set in advance and are "locked-in" without regard to changing economic conditions.

     Interest on each deposit allocated to the Fixed Interest Account will be Credited from the date the deposit is received at our designated office or transferred to the Fixed Interest Account. Interest will be credited on amounts in your Fixed Interest Account balance until the earliest of: (a) the dates the amounts are withdrawn or transferred to the Separate Account,
     (b) the date the annuitant starts to receive income payments, or (c) the date the death benefit is paid under item 15.

     Interest rates for amounts allocated to the Fixed Interest Account will be set by us from time to time. The declared rate in effect when an amount is added to the Fixed Interest Account balance will be credited on that amount from the date it is added until the last day of the month in which the anniversary of that deposit occurs.

     Thereafter, we will set interest rates for these deposits (and earnings on them) on or before the first day of each deposit year to be credited through the last day of such year.

PSC 94-05                              5

     We may credit a different interest rate on transfers from other investment vehicles than we do on other deposits and transfers from the Separate Account. The rates for new deposits and transfers from the Separate Account may be different from the rates credited on amounts already in the Fixed Interest Account. The rates may also vary depending on the amount of your account balance. None of our interest rates will ever be less than 3%.

     The interest rates we declare are "annual effective yields". The actual rates we use on a day-to-day basis are slightly lower, but, if the deposit is left in your contract for a full year, it will grow by the full amount of the interest rate we declared, because we compound interest daily.

8.   WHAT IS THE SEPARATE ACCOUNT AND HOW DOES IT OPERATE?

     It is Metropolitan Life Separate Account shown on the cover which is an investment account we maintain separate from our other assets.

     We own the assets in the Separate Account. The Separate Account will not be charged with liabilities that arise from any other business that we conduct. We will add amounts to the Separate Account from this contract and from other contracts of ours.

     The Separate Account is divided into investment divisions, each of which buys shares in a corresponding portfolio or series of the Funding Options. Thus, the Separate Account does not invest directly in stocks, bonds, etc., but leaves such investments to the Funding Options to make. The Funding Options are also bought by other separate accounts of ours, our affiliates and other insurance companies.

     We keep track of each investment division of the Separate Account separately, using accumulation units. When you put money into an investment division, we give you accumulation units. When you take money out of the investment division, we reduce the number of your accumulation units. In either case, the number of accumulation units you gain or lose is determined by taking the dollar amount of the deposit, transfer or withdrawal and dividing it by the value of an accumulation unit at the time of the transaction. Thus, if you transfer in $5,000, and the value of an accumulation unit is $100, you will get 50 accumulation units.

     Initially, we set the value of each accumulation unit. At the end of each valuation period, we then revise it by taking the net asset value of a share in the applicable Funding Options portfolio at the end of the valuation period, add any Funding Options dividend or capital gain distribution during the valuation period, subtract any per share charge for taxes and reserves for taxes, and divide this total by the net asset value of a share of the same portfolio at the start of the valuation period. Then we subtract a charge not to exceed .000034035 per day (an effective annual rate of 1.25%) for administrative expenses and mortality and expense risks we assume under the contract. This calculation results in a factor that we multiply the

PSC 94-05                              6
     previous accumulation unit value by in order to determine the new accumulation unit value.

     A valuation period is the period between one calculation of an accumulation unit value and the next calculation. Normally, we calculate accumulation units once each day the New York Stock Exchange is open for trading, but we can delay this determination if an emergency exists, making valuation of assets in the Separate Account not reasonably practicable, or the Securities and Exchange Commission permits such deferral. We may change when we calculate the accumulation unit value by giving you 30 days notice, to the extent permitted by law.

     Amounts added to the Separate Account will be credited as of the end of the valuation period during which we receive them at our designated office or they are transferred from the Fixed Interest Account. Additions to or withdrawals from an investment division may only be made as of the end of a valuation period.

     We may make certain changes to the Separate Account if we think they would best serve the interests of participants in or owners of similar contracts or would be appropriate in carrying out the purposes of such contracts. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority.

     Examples of the changes to the Separate Account that we may make include:

          o To transfer any assets in an investment division to another investment division, or to one or more other separate accounts, or to our general account; or to add, combine, or remove investment divisions in the Separate Account.

          o To substitute, for the Funding Options shares held in any investment division, the shares of another class of the Metropolitan Series Fund, Inc. or the shares of any other investment permitted by law.

     If any changes result in material change in the underlying investments of an investment division to which an amount is allocated under the contract, we will notify you of the change. You may then make a new choice of investment divisions.

9.   CAN MONEY BE TRANSFERRED WITHIN THIS CONTRACT?

     Yes. Transfers can be made between investment divisions of the Separate Account, from an investment division to the Fixed Interest Account, or from the Fixed Interest Account to an investment division. You can make an unlimited number of transfers by telling us.

     If you make a transfer from the Fixed Interest Account, we will determine which deposits and earnings to take it from as if it was a withdrawal from the contract.

PSC 94-05                              7

     If you transfer money from the Fixed Interest Account to the Separate Account and then you transfer money from the Separate Account to the Fixed Interest Account within 12 months, this will be treated as a return of the same money (whether or not it really is). Thus, after the transfer into the Fixed Interest Account, it will earn the same interest rate that it would have been earning had neither transfer ever taken place. Any amounts in excess of the original transfer and any amounts transferred back to the Fixed Interest Account more than 12 months after the first transfer will be treated as a new deposit to the Fixed Interest Account and will earn the then current interest rate for new deposits.

10.  MAY I ASSIGN OR TRANSFER THIS CONTRACT, OR USE IT AS COLLATERAL FOR A LOAN?

     No. This contract and amounts paid under it are not transferable and may not be assigned, sold, discounted or pledged as collateral for a loan. However, a qualified domestic relations order ("QDRO") may give another person (spouse, former spouse, child or dependent of a Plan participant) the right to receive all or part of the benefits that would be payable under this contract. To the extent permitted by law, no amount payable under this contract is subject to legal process or attachment for payment of any claim.

11.  WILL DIVIDENDS BE PAYABLE UNDER MY CONTRACT?

     No. Your contract is nonparticipating and does not share in any distribution of our surplus.

12.  ARE ADMINISTRATIVE FEES DEDUCTED FROM MY CONTRACT?

     At the end of each contract year, we will deduct a $20 administrative fee from your Fixed Interest Account on a "first-in, first out" basis from deposits and then from earnings. If your Fixed Interest Account balance is less than $20 at the end of a contract year, we will waive the fee. We will also waive any fee due when your contract ends or at any other time we agree in writing. No administrative fee applies to the Separate Account.

     We may change the date on which the administrative fee is deducted to the contract anniversary. If we do so, we will tell you in advance.

13.  HOW CAN I OBTAIN INFORMATION ABOUT MY CONTRACT AND ITS VALUE?

     At least twice each contract year before income payments start, we will send you a statement with details on deposits, values, withdrawals, and other information about your contract. If you need information at other times, please tell us.

     Anytime you or the annuitant (pursuant to items 2 and 17) have to tell us something (e.g., to request additional information or to make withdrawals), you or the annuitant must send written notice to our designated office unless we have set up some other procedure, such as notice by telephone.

PSC 94-05                              8

14.  WILL METLIFE GUARANTEE INCOME PAYMENTS TO THE ANNUITANT FOR LIFE?

     Yes. We will make income payments guaranteed for life to the annuitant on a monthly, quarterly, semiannual or annual basis, if requested by you. If the annuitant is married, we will make income payments on a qualified joint and survivor basis (under which we pay the annuitant for his or her life and then make payments reduced by no more than 50% to the annuitant's spouse for his or her remaining life) unless the annuitant's spouse consents in writing to another income payment arrangement, or the total account balance is less than $3,500.

     Income payments may also be guaranteed for at least five years, but not beyond the annuitant's life expectancy or the joint life expectancy, if there is more than one annuitant.
     Other income plans which provide payments for a stated amount or a stated number of years are also available. The amount of each payment under an income plan must be at least $50.

     The annuitant may begin receiving income payments at any date you choose which occurs after the Contract date, provided you give us at least 30 days advance notice. However, payments must commence no later than the April 1st of the calendar year following the calendar year in which the annuitant attains age 70 1/2, or at a later date if permitted by law. We will send you information and the necessary forms to sign, upon receipt of your request at our designated office. Once income payments start, neither you nor the annuitant will be able to change the choice of income plan.

     Notwithstanding any provisions in this contract to the contrary, the distribution of the contract's account balance will be in accordance with any applicable federal rules and regulations, including the Retirement Equity Act of 1984. The requirements of Code Section 401(a)(9) and the Regulations thereunder, including the incidental death benefit requirements of proposed Regulation Section 1.401(a)(9)-2 will apply.

15.  WHAT HAPPENS IF THE ANNUITANT DIES BEFORE INCOME PAYMENTS START?

     After we receive proof of death and a properly completed claim form, we will pay the death benefit to the beneficiary you have designated in accordance with item 17 below.

     The entire death benefit under this contract must be distributed in a single sum by no later than the end of the calendar year which includes the fifth anniversary of the annuitant's death. If, however, the beneficiary is a natural person, the beneficiary may choose an income plan (as described in item 14) for life or for a period of years not more than his or her life expectancy.

     The income plan must begin by December 31st of the calendar year immediately following the calendar year of the annuitant's death; however, if the income plan is being purchased for the annuitant's spouse, it may begin by

PSC 94-05                              9

     December 31st of the calendar year in which the annuitant would have attained age 70 1/2, if later. The payment period may not exceed the beneficiary's life or life expectancy.

     The death benefit is the greatest of:

     a. The entire account balance held under this contract as of the date we receive proof of death and a properly completed claim form (no withdrawal charge will apply and no administrative fee, if any, will be deducted); or

     b. The total deposits made, less any partial withdrawals, for that participant; or

     c. The highest account balance as of the end of the calendar year in which any prior quinquennial (5th, 10th, 15th, etc.) anniversary of the first deposit occurred, less any later partial withdrawals and any applicable administrative fees deducted from the account balance.

16.  WHAT HAPPENS IF THE ANNUITANT DIES AFTER INCOME PAYMENTS START?

     After we receive proof of death and a properly completed claim form, income payments will continue to the designated beneficiary of such income payments for the balance of the guaranteed period, if any, depending on the income plan selected. If the guaranteed period has already ended, no further payments will be made. If the annuitant's estate (or other non-natural person) becomes entitled to payment, we will pay the value of any remaining payments, computed as of the date of death using the interest rate we used to set those payments, in a lump-sum to such entity.

     After income payments start, we may require proof that the annuitant is alive on the due date of each income payment.

17.  WHO IS THE BENEFICIARY AND MAY THE BENEFICIARY BE CHANGED?

     You are the beneficiary of the contract unless you designate a person or persons as beneficiary to receive benefits at the death of the annuitant prior to income payments commencing. If you designate a beneficiary, such beneficiary must be the spouse of the annuitant who is a participant in the Plan, unless the annuitant is unmarried or such spouse consents in writing to the designation of a beneficiary other than the spouse for more than 50% of the death benefit.

     You may name a contingent beneficiary who would become the beneficiary if all the beneficiaries die. If the annuitant dies before income payments begin, and no beneficiaries or contingent beneficiaries are alive, the death benefit (as described in item 15) will be made to you.

     You may change the named beneficiary or contingent beneficiary at any time before income payments begin while the annuitant is living. If the beneficiary is the annuitant's spouse, then such spouse must consent in writing to the change of beneficiary. Ask our designated office for our "Change of Beneficiary" form. The change will take effect as of the date the form is signed, but no change will bind us until it is recorded at our designated office.

PSC 94-05                             10

     After income payments start, you may change the beneficiary and contingent beneficiary for any future guaranteed income payments. If the annuitant names no beneficiary (or none is alive when the annuitant dies), we will pay the estate of the deceased annuitant. If payment is being made over two lifetimes and the other person survives the annuitant, the survivor can change the beneficiary. The annuitant over whose life payment is being made cannot be changed.

     Payment to more than one beneficiary or more than one contingent beneficiary will be divided equally among them, or equally among their survivors, unless you specify otherwise.

18.  HOW ARE INCOME PAYMENTS THAT ARE GUARANTEED FOR LIFE CALCULATED?

     Life income payments are calculated as shown on page 12. As required by law, this shows the lowest payments that we could ever make--we expect our actual payments to be higher. Actual payments will not be less than those we would provide to a person in the same class under a single payment immediate annuity bought with an equal amount at the time income payments start.

19.  DOES MY CONTRACT CONTAIN ALL THE PROVISIONS THAT AFFECT ME?

     Yes, your contract and any riders and endorsements included in it make up your entire contract with us. We will never contest the validity of this contract. Changes in its provisions may only be made in writing by our President, Secretary or Vice-President. No provision may be waived or changed for us by any of our other employees, representatives or agents.

20. CAN YOUR CONTRACT BE EXCHANGED FOR ANOTHER CONTRACT THAT MEETS THE TAX REQUIREMENTS FOR SECTION 401?

     Yes, if both you and we agree. We may offer to exchange your contract without withdrawal charge, for a group annuity contract which would be more appropriate based on the number of participants covered under your 401 Plan. You will decide whether to accept or decline our offer.

PSC 94-05                             11

                                TABLE OF VALUES

                                    AGE 35
               (For a Contract without any partial withdrawals)
          Basis: $1,000 Annual Deposit at the beginning of Each Year
                Values are not proportional for other depositS

--------------------------------------------------------------------------------------------------------
                             TABLE A                                   TABLE B
            --------------------------------------------------------------------------------------------
End of           Minimum            Guaranteed                Guaranteed Minimum MonthlY
Contract         Account         Minimum Account                   Income at Age 70
  Year           Balance        Withdrawal value
                                                         Defined Benefit          Defined Contribution
                                                      Male             Female           unisex
--------------------------------------------------------------------------------------------------------
 1            $ 1,010,00        $ 1,000.00         $  8.39            $  7.65          $  7.86
 2            $ 2,050.30        $ 2,000.00         $ 22.68            $ 20.69          $ 21.25
 3            $ 3,121.81        $ 3,000.00         $ 36.55            $ 33.34          $ 34.25
 4            $ 4,225.46        $ 4,022.37         $ 50.02            $ 45.62          $ 46.86
 5            $ 5,362.23        $ 5,128.32         $ 63.09            $ 57.55          $ 59.11
 6            $ 6,533.09        $ 6,276.16         $ 75.79            $ 69.12          $ 71.01
 7            $ 7,739.09        $ 7,466.83         $ 88.11            $ 80.36          $ 82.55
 8            $ 8,981.26        $ 8,701.26         $100.08            $ 91.28          $ 93.77
 9            $10,260.70        $ 9,980.70         $111.70            $101.87          $104.65
10            $11,578.52        $11,298.52         $122.98            $112.16          $115.22
11            $12,935.87        $12,655.87         $133.93            $122.15          $125.48
12            $14,333.95        $14,053.95         $144.56            $131.84          $135.44
13            $15,773.97        $15,493.97         $154.88            $141.26          $145.11
14            $17,257.19        $16,977.19         $164.90            $150.40          $154.50
15            $18,784.90        $18,504.90         $174.63            $159.27          $163.61
16            $20,358.45        $20,078.45         $184.08            $167.89          $172.46
17            $21,979.20        $21,699.20         $193.25            $176.25          $181.05
18            $23,648.58        $23,368.58         $202.15            $184.37          $189.40
19            $25,368.04        $25,088.04         $210.80            $192.26          $197.50
20            $27,139.08        $26,859.08         $219.19            $199.91          $205.36
Age 60        $36,823.86        $36,543.86         $257.62            $234.96          $241.37
Age 65        $48,051.17        $47,771.17         $290.78            $265.20          $272.43
Age 70        $61,066.70        $60,786.70         $319.38            $291.29          $299.23
--------------------------------------------------------------------------------------------------------

The guaranteed minimum interest rate used to determine the values shown above is 3%. Values during the year will include interest for the completed part of the year.

The guaranteed account withdrawal values shown above equal the comparable minimum account balances minus a withdrawal charge (but are never less than the total deposits made). The withdrawal charge does not exceed 7% and does not apply to any deposit after seven years from our receipt of the deposit. A $20 administrative fee is charged and deducted from the account balance at the end of each Contract Year.

Contract values will never be less than the minimum benefits required by the laws of the state where this Contract is delivered. We have told the chief insurance regulator of the state where we delivered this contract how we computed these values. On request we will provide the method of computation and values for years not shown.

The guaranteed minimum monthly income at age 70 is the minimum amount we would pay over the annuitant's lifetime with a guaranteed payment period of 10 years, if you make no deposits after the year shown and our payments begin at age 70. This and other income plans that you may choose are described in item 14. To compute minimum payments we use an interest rate of 3% and the 1983 Individual Mortality Table a (Metropolitan Adjusted).

PSC 94-05                             12

                                     INDEX

SUBJECT                                       Q&A #(S)     PAGE(S)
-------                                      ---------     -------
Administrative Fees                          12                  8
Age                                          14                  9
Allocation of Deposits                        2                  2
Assignment                                   10                  8
Beneficiary                                  17                 10
Cancellation                                  3                  2
Computation of Values                        18                 11
Contract and Authority                       19                 11
Death Benefit                                15,16              9,10
Definitions                                   1                  1
Deposits                                      2                  2
Dividends                                    11                  8
Exchanges                                    20                 11
Fixed Interest Account                        7                  5
Income Payments                              14,16,18           9,10,11
Information We Give You                      13                  8
Information You Give Us                      4,5                2,3
Separate Account and Investment Divisions     8                  6
Transfers                                     9                  7
Withdrawals                                   6                  3

                                    NOTICE

WHEN YOU WRITE TO US, PLEASE GIVE US YOUR NAME, ADDRESS AND CONTRACT NUMBER.

Please notify us promptly of any address changes. We will write to you at your last known address.

Checks, drafts or money orders must be drawn to the order of MetLife. All payments must be made in U.S. currency.

                      PLEASE READ THIS CONTRACT CAREFULLY

                         MULTIFUNDED ANNUITY CONTRACT

ALL VALUES PROVIDED BY THIS CONTRACT WHICH ARE BASED ON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO AMOUNT.


______________________________________          _____________________
Countersigned and delivered by           Date

PSC 94-05                             13